October 12, 2012

Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	H.J. Heinz Company

Form 10-K for the Fiscal Year Ended April 29, 2012

Filed June 15, 2012

File No. 1-03385

Dear Ms. Blye:

This responds to your letter dated September 27, 2012, addressed to Arthur B. Winkleblack, Executive Vice President and Chief Financial Officer of H.J. Heinz Company.

For your convenience, the staff’s comment is set forth below first in italics.

“We are aware of an August 2010 news article indicating that Heinz ketchup is available in Cuba, and a March 2012 news article reporting that Heinz ketchup is available in Iran. In addition, you state on page 70 of your Form 10-K that you operate in Africa and the Middle East, regions generally understood to include Sudan and Syria. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through direct or indirect arrangements, since your letter to us dated March 27, 2009. Your response should describe any products you have provided to those countries, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.”

In order to respond to your inquiry, the Company conducted an investigation in good faith, and our response is based upon the results of that investigation. The Company does not sell any of its Heinz Ketchup or other consumer packaged goods directly to consumers or retail, foodservice, or wholesale customers in Cuba, Iran, Sudan, or Syria, nor to its knowledge, has it sold such products to these countries, directly or indirectly, since our letter to you dated March 27, 2009. Further, the Company does not have any distributors or sales agents in these countries. Except as set forth below, the Company does not have, and has not had since at least March 27, 2009,

October 12, 2012

any agreements, commercial arrangements or other contacts with the governments of these countries, or entities controlled by these governments. Furthermore, except as otherwise authorized by U.S. law, the Company does not intend to sell Heinz Ketchup or any other of its consumer packaged good products in Cuba, Iran, Sudan, or Syria, nor does it intend to have any direct or indirect contacts with those countries or enter into any future commercial arrangements. Of course, once a product legally enters the stream of commerce, the Company cannot prevent further resales and distributions of that product.

In accordance with the terms of an agricultural commodity export license duly issued by the Office of Foreign Asset Control pursuant to a humanitarian exception to the export sanctions, Heinz sold a small quantity of tomato seeds in Iran through a third party distributor from May 30, 2006 through the expiration of that license in July, 2009.

In the past, non-U.S. subsidiaries of the Company in Canada, the U.K., and the Netherlands purchased pitted and chopped dates from third party suppliers who sourced such dates from Iran for use in the manufacture of two of the products sold by those subsidiaries, HP Sauce and a Heinz dessert. Until the issuance by the President on October 9, 2012, of an order that implements the Iran Threat Reduction and Syria Human Rights Act of 2012 which was passed by Congress in August 2012, these practices by our Canadian, British, and Dutch subsidiaries were not subject to any U. S. sanctions. Our non-U.S. subsidiaries have already ceased purchasing dates sourced from Iran and currently have arrangements for sourcing dates from countries that are not subject to any U.S. sanctions.

In addition, the Company routinely takes actions to protect its intellectual property rights in certain trademarks in many countries throughout the world, including in Cuba, Iran, Sudan, and Syria. In connection with such protection efforts, the Company has used trademark firms with an agent or branch office in these countries to assist with the registration of trademarks. Contact with these firms has been minimal and solely limited to trademark registration activities.

The Company is committed to compliance with U.S. economic sanctions and export controls.

Closing Comments

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 12, 2012

If you have any questions or need additional information, please contact me by telephone at (412) 456-6007 or by facsimile at (412) 456-6115.

Very truly yours,

/s/ Theodore N. Bobby

Theodore N. Bobby
Executive Vice President, General Counsel and Secretary

cc:	Arthur B. Winkleblack
Roger Schwall
Pradip Bhaumik